U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

[_ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person* (Last) (First) (Middle) Hodge William W.	Issuer Name and Ticker or Trading Symbol Hampshire Group, Limited (HAMP)					Relationship of Reporting Person to Issuer [-] Director [-] 10% Owner [X] Officer (give title below) [-] Other (specify below) Vice President and Chief Financial Officer
(Street) 116 Riverpoint Drive	I.R. S. Identification No. of Reporting Person, if an entity ###-##-####	4. Statement for Month/Year 06/01
(City) (State) (Zip) Clemson SC 29631		5. If Amendment, Date of Original (Month/Year)				Individual or Joint/Group Filing (Check applicable line) [X] Form filed by one Reporting person [ - ] Form filed by more than one Reporting Person
Table 1 Non-derivative Securities Acquired, Disposed of, of Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Purchase Plan for Directors and Executives (1)	06/29/01	P	-	177	A	$8.483	383	D	-

(1) Right to receive common stock in lieu of executive salary and/or bonus; shares held in trust.

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion of Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Incentive Stock Options (right to purchase) (1)		03/01/01	A	-	24,000	-	-	-	Common Stock	-	$8.000	24,000	D	-

Explanation of Responses:

  Incentive stock options granted under the Hampshire Group, Limited 1992 Stock Option Plan at an exercise price of $8.000, vesting 3,000 shares per year, starting December 31, 2001, exercisable for five years from date of vesting.

/s/ William W. Hodge 7/02/01

Signature of Reporting Person Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C 78ff (a).

Note File three copies of this Form, one of which must be manually signed.